INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

April 29, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901 on behalf of the BearlyBullish Fund (the “Registrant”)

We are filing this correspondence to provide the Commission staff with revised disclosures related to the advisor performance information to be included in the BearlyBullish Fund’s Prospectus under the section titled “Prior Performance for Similar Accounts Managed by the Advisor”.

COMPOSITE ANNUAL TOTAL RETURN

Year	Gross Annual Return - Size Weighted	Net Annual Return – Size Weighted	S&P 500 Index	Number	Size Weighted	Ending	Percent of Total Managed
Ending	Composite	Composite	Return	of Accts	Dispersion	Value	Assets
12/31/2003	33.12%	31.12%	28.69%	25	11.03%	$ 7,692,671.20	38.18%
12/31/2004	7.86%	6.11%	10.87%	49	2.81%	$12,563,293.45	28.13%
12/31/2005	11.55%	9.87%	4.89%	56	3.01%	$15,430,047.08	21.51%
12/31/2006	13.16%	11.63%	15.80%	76	3.30%	$25,398,148.70	25.68%
12/31/2007	9.84%	8.54%	5.49%	98	3.17%	$42,676,804.39	31.14%
12/31/2008	-23.43%	-24.27%	-37.00%	98	5.59%	$32,966,442.70	28.26%
12/31/2009	23.31%	21.99%	26.46%	95	15.74%	$39,230,215.81	26.30%
12/31/2010	14.31%	13.13%	15.07%	93	4.03%	$45,756,671.86	13.01%

Valuations and returns are computed and stated in U.S. Dollars, and individual portfolios are revalued monthly.  Gross of fee returns are calculated gross of management and custodial fees and net of transaction costs.  Net of fees returns are calculated net of management fees and transaction costs and gross of custodian fees.  Management fees ranged from 3% to 1% of assets.  Both returns are calculated gross of all withholding taxes on foreign dividends.  The composite results portrayed reflect the reinvestment of dividends, capital gains, and all other earnings when appropriate.  Accruals for fixed income and equity are included in calculations.  The dispersion measure is the asset-weighted standard deviation of accounts in the composite for the entire year.

New accounts that fit the composite direction are included in the composite at account inception.  Accounts are withdrawn from composite if client initiated action reduces investable assets to $75,000 or below and are added back when the account meets the composite minimum.  Accounts with asset levels below the composite standards remain in the composite up to six months if the change is considered temporary due to market conditions or shift in client needs.  Closed account data is included in order to eliminate survivorship bias.

Alpha Capital Management has prepared and presented this table which is unaudited.

The S&P 500 Index is a market weighted index composed of 500 large capitalization companies.  This index does not reflect expenses, fees or sales charges, which would lower its performance.  This index is unmanaged and it is not possible to invest in an index.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/Rita Dam

Rita Dam
Investment Managers Series Trust
Treasurer